  Exhibit 99.1

Silver Elephant’s Sunawayo Drills 3 Meters of

421g/t Silver, Multiple Intercepts over 100g/t AgEq

Vancouver, British Columbia, March 18, 2021 – Silver Elephant Mining Corp. (“Silver Elephant” or “the Company”) (TSX:ELEF, OTCQX:SILEF, Frankfurt:1P2N) announces the highest silver and zinc grade intercepts to date from its 2,300 meter Sunawayo maiden drill program.

SWD010 intercepted 3 meters of mineralization grading 421 g/t silver, 0.92% lead, and 0.90% zinc (469 g/t AgEq) within 10 meters grading 144 g/t silver, 0.43% lead, and 0.97% zinc (183 g/t AgEq). SWD009 intercepted 2 meters of mineralization grading 50 g/t silver, 0.40% lead, and 7.67% zinc (290 g/t AgEq).

So far, 100% of drill holes at Sunawayo have encountered silver and lead-zinc mineralization. Significant drill results from all 10 of them are tabulated below (including SWD0001 and SWD0002 which were press released on February 24, 2021).
Hole ID	Easting	Northing	From	To	Length (m)	Ag g/t	Pb %	Zn %	AgEq g/t
SWD001	789542	7999748	0.0	137.0	137.0	36	0.12	0.02	39
SWD002	789736	7999607	1.0	32.0	31.0	44	0.39	0.48	67
incl…			21.0	30.0	9.0	48	0.73	1.57	112
SWD003	789766	7999427	18.0	74.0	56.0	17	0.46	0.83	52
incl...			26.0	34.0	8.0	42	0.19	0.01	47
SWD004	791010	7997883	15.0	32.0	17.0	26	0.27	0.04	33
incl...			28.0	30.0	2.0	134	0.55	0.01	146
SWD005	791066	7998218	86.0	90.0	4.0	65	0.14	0.02	68
SWD006	791275	7997939	13.0	14.0	1.0	62	0.44	0.07	74
SWD006			19.0	21.0	2.0	29	0.21	0.04	35
SWD006			55.0	63.0	8.0	21	0.41	0.06	32
SWD006			95.0	97.0	2.0	30	0.05	0.03	32
SWD 07	791307	7998079	23.0	29.0	6.0	36	0.37	0.05	45
SWD 08	791449	7997690	30.0	33.0	3.0	21	0.34	0.05	30
SWD 08			86.0	88.0	2.0	26	0.17	0.05	31
SWD 09	791945	7997614	14.0	26.0	12.0	39	0.04	0.01	40
incl…			14.0	20.0	6.0	59	0.05	0.01	60
SWD 09			69.0	77.0	8.0	16	0.16	2.82	104
incl...			75.0	77.0	2.0	50	0.40	7.67	290
SWD 09			110.0	111.0	1.0	158	0.08	1.65	209
SWD-010	792000	7997365	32.7	34.0	1.4	1	0.09	1.19	39
SWD-010			68.0	78.0	10.0	144	0.43	0.97	183
incl...			69.0	72.0	3.0	421	0.92	0.90	469

Based on core-angle measurements, true widths range from 80% to 85% of reported core length. AgEq calculation uses a silver price of $25.00/oz, a zinc price of $1.10/lb., and a lead price of $0.80/lb. (all USD) and assumes a 100% metallurgical recovery. Silver equivalent values can be calculated using the following formula: AgEq = Ag g/t + (Zn % x 30.1644) + (Pb % x 21.9377). Coordinates in UTM WGS83 Z19S.

Silver Elephant’s initial 15-hole program started in December 2020. It is designed to test the Pujiuni and Caballo Uma targets at the southeastern half of Sunawayo.

Holes SWD001 to SWD003 tested Pujiuni (500 meters x 250 meters). Holes SWD004 to SWD010 tested Caballo Uma (southeast of Pujiuni), which is over 8 times larger (2,000 meters x 500 meters) than Pujiuni.

The average drillhole spacing is 250 meters in each area. The remaining 5 holes spanning 400 meters north to south, are concentrated at south end of Caballo Uma where over half of the prior 950 grab and chip samples were taken.

The Company also reports it has performed initial mapping and sampling in the northwestern part of Sunawayo that includes Pujiuni, Sunawayo, Jankho, and Kalayasa mine pit areas. As a result of the mapping and sampling, the Pujiuni target strike has doubled to 1 km and the drill program has increased to 17 holes to cover Pujiuni area northwest of SWD001 with drill assay results expected in April 2021.

Joaquin Merino, the Company’s VP South American Operations, states:

“The Sunawayo discovery story is early in its making with highly encouraging drill results that demonstrated both long mineralized sections and high-grade intercepts.“

Sunawayo boasts a large land package—59.5 km2. It is one of Silver Elephant 3 active silver projects, the others being the Pulacayo project (with a NI43-101 compliant 107 million oz of measured and indicated silver announced October 13, 2020) and the Triunfo project (for which the Company announced in Nov. 2020 the first drill results of 48.9 meters grading 0.42 g/t gold, 35.5 g/t silver, 0.83%, and 1.17% zinc).

Detailed maps of Sunawayo are available at www.silverelef.com

Qualified Person

The technical contents of this news release have been prepared under the supervision of Danniel Oosterman, VP Exploration. Mr. Oosterman is not independent of the Company in that he is employed by it. Mr. Oosterman is a qualified person (“QP”) as defined by the guidelines in NI 43-101.

Quality Assurance and Quality Control

Silver Elephant adopts industry-recognized best practices in its implementation of QA/QC methods. A geochemical standard control sample and a blank sample are inserted into the sample stream at every 20th sample. Duplicates are taken at every 40th sample. Standards and duplicates, including lab duplicates and standards, are analyzed using scatterplots. Samples are shipped to ALS Global Laboratories in Ururo, Bolivia for preparation. They are then shipped to ALS Global laboratories in Lima, Peru for analysis. Samples are analyzed using Intermediate Level Four Acid Digestion. Silver overlimits (“ore grade”) are analyzed using fire assay with a gravimetric finish. ALS Laboratories sample management system meets all the requirements of the International Standards ISO/IEC 17025:2017 and ISO 9001:2015. All ALS geochemical hub laboratories are accredited to ISO/IEC 17025:2017 for specific analytical procedures.

All samples are taken from HQ-diameter core is split in half by a diamond-blade masonry saw. One half of the core is submitted for laboratory analysis and the other half is preserved for reference at the Company’s secured core facility. All the core is geotechnically analyzed and photographed and then logged by geologists prior to sampling.

About Silver Elephant

Silver Elephant Mining Corp. is a premier mining and exploration company of energy metals.

Further information on Silver Elephant can be found at www.silverelef.com.

SILVER ELEPHANT MINING CORP.

ON BEHALF OF THE BOARD

“John Lee”

Executive Chairman

For more information about Silver Elephant, please contact Investor Relations:

+1.604.569.3661 ext. 101
ir@silverelef.com www.silverelef.com

Neither the Toronto Stock Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained in this news release, including statements which may contain words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates”, or similar expressions, and statements related to matters which are not historical facts are forward-looking information within the meaning of applicable securities laws. Such forward-looking statements, which reflect management’s expectations regarding Company’s future growth, results of operations, performance, and business prospects and opportunities, are based on certain factors and assumptions and involve known and unknown risks and uncertainties which may cause the actual results, performance, or achievements to be materially different from future results, performance, or achievements expressed or implied by such forward-looking statements.

These factors should be considered carefully, and readers should not place undue reliance on the Company’s forward-looking statements. The Company believes that the expectations reflected in the forward-looking statements contained in this news release and the documents incorporated by reference herein are reasonable, but no assurance can be given that these expectations will prove to be correct. In addition, although the Company has attempted to identify important factors that could cause actual actions, events, or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events, or results not to be as anticipated, estimated, or intended. The Company undertakes no obligation to publicly release any future revisions to forward-looking statements to reflect events or circumstances after the date of this news or to reflect the occurrence of unanticipated events, except as expressly required by law.